SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.  20549

Form  11-K

Annual  Report  Pursuant  to  Section  15(d)  of  the
Securities  Exchange  Act  of  1934


      (Mark  One)

     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For  the  fiscal  year  ended  July  31,  1998

     [ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For  the  transition  period  from  to

Commission  file  number 001-13683

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Delco  Remy  America  Personal  Savings  Plan  for
Hourly-Rate Employees in the United States (1)

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delco  Remy  International,  Inc.
2902  Enterprise  Drive
Anderson,  Indiana  46013

































(1) This initial Form 11-K filing is being filed concurrently with the Form S-8 Registration Statement for the "Delco Remy America Personal Saving Plan for Hourly-Rate Employees in the United States."



REQUIRED  INFORMATION


A.   Financial Statements and Schedules:


       Report of Independent Auditors

       Statement of Net Assets Available for
          Benefits as of July 31, 1998 and 1997

       Statement of Changes in Net Assets Available for
          Benefits for the Years Ended July 31, 1998 and 1997

       Notes to Financial Statements

       Schedule of Assets
          Held for Investment Purposes as of July 31, 1998

       Schedule of Reportable Transactions

B.   Exhibits

       Consent of Independent Auditors



SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.


Delco Remy America Personal Savings Plan for
Hourly-Rate Employees in the United States (See footnote 1, above.)
-------------------------------------------------------------------
(Name of Plan)

Date:  December 23, 1998

/s/ Roderick English
    Roderick English,
    Senior Vice President Human Resources and Communications

                       Financial Statements and Schedules

                  The Delco Remy America Personal Savings Plan
                  for Hourly-Rate Employees in the United States
                          (Formerly Delco Remy America
                           Hourly 401(k) Savings Plan)

                       Years ended July 31, 1998 and 1997
                       with Report of Independent Auditors

PAGE

                The Delco Remy America Personal Savings Plan for
                   Hourly-Rate Employees in the United States
                          (Formerly Delco Remy America
                           Hourly 401(k) Savings Plan)

                       Financial Statements and Schedules

                       Years ended July 31, 1998 and 1997




                                    CONTENTS


Report of Independent Auditors                               1

Financial Statements

Statements of Net Assets Available for Benefits              2
Statements of Changes in Net Assets Available for Benefits   4
Notes to Financial Statements                                6

Schedules

Schedule of Assets Held for Investment Purposes             11
Schedule of Reportable Transactions                         12




PAGE

                         Report of Independent Auditors

Plan  Administrator
The  Delco  Remy  America  Personal  Savings  Plan  for
  Hourly-Rate  Employees  in  the  United  States
  (Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

We have audited the accompanying statements of net assets available for benefits of the The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States (formerly Delco Remy America Hourly 401(k) Savings Plan) as of July 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST  &  YOUNG  LLP

October  2,  1998



The  Delco  Remy  America  Personal  Savings  Plan  for  Hourly-Rate  Employees  in  the  United  States
(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Statement  of  Net  Assets  Available  for  Benefits,  with  Fund  Information

July  31,  1998
Fund  Information

                                                      Vanguard
                                     Vanguard         Fixed
                                     Money            Income
                                     Market           Securities
                                     Prime            Short-Term   Fidelity    Vanguard    Fidelity      Fidelity   Templeton
                                     Portfolio        Corporate    Balanced    Index 500   Emerging      Contra     Foreign
                                     Reserves, Inc.   Portfolio    Fund        Trust       Growth Fund   Fund       Fund
                                     ---------------  -----------  ----------  ----------  ------------  ---------  ----------
Assets:
Investments, at fair value:          $     2,561,671  $   319,475  $1,382,429  $3,614,451  $  2,383,541  $ 352,011  $  124,383
Participant contribution receivable                -            -           -           -             -          -           -

Net assets available for benefits    $     2,561,671  $   319,475  $1,382,429  $3,614,451  $  2,383,541  $ 352,011  $  124,383
                                     ===============  ===========  ==========  ==========  ============  =========  ==========


                                                 Temporary
                                     Loan Fund   Fund        Total
                                     ----------  ----------  -----------
Assets:
Investments, at fair value:          $  434,227  $        -  $11,172,188
Participant contribution receivable           -      74,713       74,713

Net assets available for benefits    $  434,227  $   74,713  $11,246,901
                                     ==========  ==========  ===========

See  accompanying  notes.



The  Delco  Remy  America  Personal  Savings  Plan  for  Hourly-Rate  Employees  in  the  United  States
(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Statement  of  Net  Assets  Available  for  Benefits,  with  Fund  Information


July  31,  1997
Fund  Information

                                                             VANGUARD
                                                             FIXED
                                            VANGUARD         INCOME
                                            MONEY            SECURITIES                              FIDELITY
                                            MARKET PRIME     SHORT-TERM   FIDELITY   VANGUARD        EMERGING
                                            PORTFOLIO        CORPORATE    BALANCED   INDEX TRUST     GROWTH      FIDELITY
                                            RESERVES, INC.   PORTFOLIO    FUND        500 PORTFOLIO  FUND        CONTRA FUND
                                            ---------------  -----------  ---------  --------------  ----------  ------------
ASSETS:
Investments, at fair value:                 $     2,791,887  $   252,244  $ 963,126  $    2,274,089  $1,537,641  $    206,182
Participant contribution receivable                       -            -          -               -           -             -

LIABILITIES:
Refund of participant contribution payable                -            -          -               -           -             -

Net assets available for benefits           $     2,791,887  $   252,244  $ 963,126  $    2,274,089  $1,537,641  $    206,182
                                            ===============  ===========  =========  ==============  ==========  ============


                                            TEMPLETON
                                            FOREIGN                 TEMPORARY
                                            FUND        LOAN FUND   FUND         TOTAL
                                            ----------  ----------  -----------  -----------
ASSETS:
Investments, at fair value:                 $  117,754  $  274,381  $        -   $8,417,304
Participant contribution receivable                  -           -      74,713       74,713

LIABILITIES:
Refund of participant contribution payable           -           -     (68,129)     (68,129)

Net assets available for benefits           $  117,754  $  274,381  $    6,584   $8,423,888
                                            ==========  ==========  ===========  ===========

See  accompanying  notes.


The  Delco  Remy  America  Personal  Savings  Plan  for  Hourly-Rate  Employees  in  the  United  States
(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Statement  of  Changes  in  Net  Assets  Available  for  Benefits,  with  Fund  Information

Year  ended  July  31,  1998
Fund  Information

                                                         Vanguard
                                                         Fixed
                                       Vanguard          Income
                                       Money             Securities                             Fidelity
                                       Market Prime      Short-Term    Fidelity     Vanguard    Emerging
                                       Portfolio         Corporate     Balanced     Index 500   Growth      Fidelity
                                       Reserves, Inc.    Portfolio     Fund         Trust       Fund        Contra Fund
                                       ----------------  ------------  -----------  ----------  ----------  ------------
Additions:
    Employee voluntary contributions   $       770,617   $   136,548   $  393,933   $  848,076  $  546,101  $    119,650
    Rollover Contributions                      24,409           730       10,903       14,595      13,444           622
    Interest and dividends                     144,204        19,191      129,058       58,853     358,283           304
                                       ----------------  ------------  -----------  ----------  ----------  ------------
Total additions                                939,230       156,469      533,894      921,524     917,828       120,576

Deductions:
    Benefits paid to participants              698,314       122,743      114,191      311,813     159,133        75,888
    Administrative expenses                      6,612           709        2,818        6,896       4,574             -
                                       ----------------  ------------  -----------  ----------  ----------  ------------
Total deductions                               704,926       123,452      117,009      318,709     163,707        75,888
                                       ----------------  ------------  -----------  ----------  ----------  ------------
                                               234,304        33,017      416,885      602,815     754,121        44,688

Interfund transfers                           (464,520)       34,264      (29,441)     279,754       7,990        51,700
Net appreciation in fair value
    of  investments                                  -           (50)      31,859      457,793      83,789        49,441
                                       ----------------  ------------  -----------  ----------  ----------  ------------
Net increase (decrease)                       (230,216)       67,231      419,303    1,340,362     845,900       145,829
Net assets available for benefits:
    Beginning of year                        2,791,887       252,244      963,126    2,274,089   1,537,641       206,182
    End of year                        $     2,561,671   $   319,475   $1,382,429   $3,614,451  $2,383,541  $    352,011
                                       ================  ============  ===========  ==========  ==========  ============


                                       Templeton
                                       Foreign                   Temporary
                                       Fund         Loan Fund    Fund         Total
                                       -----------  -----------  -----------  -----------
Additions:
    Employee voluntary contributions   $   78,306   $        -   $   74,713   $ 2,967,944
    Rollover Contributions                  2,118            -            -        66,821
    Interest and dividends                 12,298       26,878            -       749,069
                                       -----------  -----------  -----------  -----------
Total additions                            92,722       26,878       74,713     3,783,834

Deductions:
    Benefits paid to participants          28,368       33,221            -     1,543,671
    Administrative expenses                     -            -            -        21,609
                                       -----------  -----------  -----------  -----------
Total deductions                           28,368       33,221            -     1,565,280
                                       -----------  -----------  -----------  -----------
                                           64,354       (6,343)      74,713     2,218,554

Interfund transfers                       (39,352)     166,189       (6,584)            -
Net appreciation in fair value
    of  investments                       (18,373)           -            -       604,459
                                       -----------  -----------  -----------  -----------
Net increase (decrease)                     6,629      159,846       68,129     2,823,013
Net assets available for benefits:
    Beginning of year                     117,754      274,381        6,584     8,423,888
    End of year                        $  124,383   $  434,227   $   74,713   $11,246,901
                                       ===========  ===========  ===========  ===========

See  accompanying  notes.



The  Delco  Remy  America  Personal  Savings  Plan  for  Hourly-Rate  Employees  in  the  United  States
(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Statement  of  Changes  in  Net  assets  Available  for  Benefits,  with  Fund  Information


Year  ended  July  31,  1997
Fund  Information

                                                        Vanguard
                                                        Fixed
                                      Vanguard          Income
                                      Money             Securities                            Fidelity
                                      Market Prime      Short-Term    Fidelity    Vanguard    Emerging
                                      Portfolio         Corporate     Balanced    Index 500   Growth       Fidelity
                                      Reserves, Inc.    Portfolio     Fund        Trust       Fund         Contra Fund
                                      ----------------  ------------  ----------  ----------  -----------  ------------
Additions:
    Employee voluntary contributions  $       890,551   $   112,693   $ 305,739   $  571,002  $  492,978   $     68,293
    Rollover contributions                    525,325        31,000      52,952      196,130     135,901         19,206
    Interest and dividends                    148,535        11,495      33,225       31,681       3,556            286
                                      ----------------  ------------  ----------  ----------  -----------  ------------
Total additions                             1,564,411       155,188     391,916      798,813     632,435         87,785

Deductions:
    Benefits paid to participants           1,025,173        35,626     168,340      211,030     171,321         19,938
    Administrative expenses                     6,171           443       1,540        3,188       2,628              -
    Participant contribution refunds                -             -           -            -           -              -
                                      ----------------  ------------  ----------  ----------  -----------  ------------
Total deductions                            1,031,344        36,069     169,880      214,218     173,949         19,938
                                      ----------------  ------------  ----------  ----------  -----------  ------------
                                              533,067       119,119     222,036      584,595     458,486         67,847

Interfund transfers                          (423,470)      (24,050)    (29,201)     282,666    (153,998)       103,524
Net appreciation (depreciation) in
    fair value of investments                       -         3,027     182,616      596,913     367,412         34,811
                                      ----------------  ------------  ----------  ----------  -----------  ------------
Net increase                                  109,597        98,096     375,451    1,464,174     671,900        206,182
Net assets available for benefits:
    Beginning of year                       2,682,290       154,148     587,675      809,915     865,741              -
    End of year                       $     2,791,887   $   252,244   $ 963,126   $2,274,089  $1,537,641   $    206,182
                                      ================  ============  ==========  ==========  ===========  ============


                                      Templeton
                                      Foreign                  Temporary
                                      Fund        Loan Fund    Fund        Total
                                      ----------  -----------  ----------  ----------
Additions:
    Employee voluntary contributions  $   49,042  $        -   $   74,713  $2,565,011
    Rollover contributions                19,276           -            -     979,790
    Interest and dividends                   532      17,876            -     247,186
                                      ----------  -----------  ----------  ----------
Total additions                           68,850      17,876       74,713   3,791,987

Deductions:
    Benefits paid to participants         14,710      49,625            -   1,695,763
    Administrative expenses                    -           -            -      13,970
    Participant contribution refunds           -           -       68,129      68,129
                                      ----------  -----------  ----------  ----------
Total deductions                          14,710      49,625       68,129   1,777,862
                                      ----------  -----------  ----------  ----------
                                          54,140     (31,749)       6,584   2,014,125

Interfund transfers                       50,037     194,492            -           -
Net appreciation (depreciation) in
    fair value of investments             13,577           -            -   1,198,356
                                      ----------  -----------  ----------  ----------
Net increase                             117,754     162,743        6,584   3,212,481
Net assets available for benefits:
    Beginning of year                          -     111,638            -   5,211,407
    End of year                       $  117,754  $  274,381   $    6,584  $8,423,888
                                      ==========  ===========  ==========  ==========

See  accompanying  notes.

               The Delco Remy American Personal Savings Plan for
                   Hourly-Rate Employees in the United States
            (Formerly Delco Remy America Hourly 401(k) Savings Plan)

                          Notes to Financial Statements

                                  July 31, 1998



1.  Significant  Accounting  Policies

Investments

Investments are maintained at Keycorp Investment Management and Trust Services ("Trustee"). Investments in mutual funds are valued at the quoted market price as of the most recent valuation date at the end of the plan year. Dividends on mutual funds are recorded as investment income on the date received.

Investment options, which invest in mutual funds as described below, are available to participants as follows:

Vanguard  Money  Market Prime Portfolio Reserves - This fund invests in Treasury
------------------------------------------------
Bills, commercial paper, certificates of deposit and other short-term securities with an average maturity of less than four months.

Vanguard Fixed Income Securities Short-Term Corporate Portfolio Fund - This fund
--------------------------------------------------------------------
invests in high quality, short-term bonds with an average maturity between one and three years.

Fidelity  Balanced  Fund  -  This  fund  invests in common stocks and corporate,
------------------------
government  and  agency  bonds.

Vanguard  Index  500  Trust  -  This  fund  invests  in  common  stocks of large
---------------------------
companies.
---------

Fidelity  Emerging  Growth  Fund  -  This  fund  invests  primarily in stocks of
--------------------------------
developing companies that have demonstrated or are expected to achieve rapid growth in earnings and/or revenues.


PAGE

                The Delco Remy American Personal Savings Plan for
                   Hourly-Rate Employees in the United States
            (Formerly Delco Remy America Hourly 401(k) Savings Plan)

                    Notes to Financial Statements (continued)



1.     Significant  Accounting  Policies  (continued)

Fidelity  Contra  Fund  -  This  fund  invests  primarily  in  stocks of smaller
----------------------
companies  that  are  undervalued.

Templeton  Foreign Fund - This fund invests primarily in stocks of international
-----------------------
companies  consistency  of  bonds  and  other  long-term  debt  instruments.

Temporary Fund serves an administrative function that temporarily holds funds received into the Plan but not yet specifically allocated into the appropriate investment fund due to timing. Interest earned in this fund is allocated back to the other funds.

Administrative  Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy America, Inc. ("Company").

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description  of  Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all hourly employees of the Company, who have attained seniority, which is defined in the applicable collective bargaining agreement. The Plan is subject to the provisions of ERISA.

Employees may make voluntary contributions to their account through periodic payroll deductions at rates from 1% to 25% of gross pay. In addition, participants may elect to contribute from 1% to 100% of their share of the Company profit sharing distribution. The profit sharing contribution and payroll deductions combined cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service.

PAGE

Participants may designate that their contributions be deposited in any of seven investment options designated by the Plan administrator. Participant contributions vest immediately.

A participant may make a complete or partial hardship withdrawal of amounts held in his or her account. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant. During the twelve months following a withdrawal, employee contributions are suspended.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance. Loans bear interest at a rate of one percent above the Plan Trustee's prime rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from twelve months to five years, unless the loan is for the purchase or construction of the participant's principle residence, in which case the repayment period is ten years.

The  Company  has  the  right  to  amend  or  terminate  the  Plan.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

3.  Investments

All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at July 31, 1998 and 1997, interest and dividends and net appreciation (depreciation) in fair value of investments for the years ended July 31, 1998 and 1997, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Keycorp Investment Management and Trust Services, the trustee.

PAGE

During the years ended July 31, 1998 and 1997, the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as presented in the following table. The fair value of individual investments that represent 5% of more of plan assets are separately identified.


                                                        Net Appreciation
                                                        (Depreciation)
                                                        in Fair Value       Fair Value at
                                                        During Year         End of Year
                                                        ------------------  --------------
Year ended July 31, 1998:
Fair value as determined by quoted market prices:
          Mutual funds:
               Vanguard Money Market Prime
                    Portfolio Reserves, Inc.            $               -   $    2,561,671
               Vanguard Index 500 Trust                           457,793        3,614,451
               Fidelity Emerging Growth Fund                       83,789        2,383,541
               Fidelity Balanced Fund                              31,859        1,382,429
               Fidelity Contra Fund                                49,441          352,011
               Templeton Foreign Fund                             (18,373)         124,383
               Vanguard Fixed Income Securities
                    Short-Term Corporate Portfolio                    (50)         319,475
Fair value estimated:
               Participant loans                                        -          434,227
                                                        $         604,459   $   11,172,188
                                                        ==================  ==============
Year ended July 31, 1997:
Fair value as determined by quoted market prices:
          Mutual funds:
               Vanguard Money Market Prime
                   Portfolio Reserves, Inc.             $               -   $    2,791,887
               Vanguard Index 500 Trust                           596,913        2,274,089
               Fidelity Emerging Growth Fund                      367,412        1,537,641
               Fidelity Balanced Fund                             182,616          963,126
               Fidelity Contra Fund                                34,811          206,182
               Templeton Foreign Fund                              13,577          117,754
               Vanguard Fixed Income Securities
                     Short-Term Corporate Portfolio                 3,027          252,244
Fair value estimated:
               Participant loans                                        -          274,381
                                                        $       1,198,356   $    8,417,304
                                                        ==================  ==============

PAGE

4. Income  Tax  Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 1998 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.     Year  2000 (unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.



PAGE
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                                    Schedules



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


The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States
(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Line  27a  -  Schedule  of  Assets  Held  for  Investment  Purposes

Year  ended  July  31,  1998


           (B)                                 (C)              (D)           (E)
                                          DESCRIPTION OF
                                          INVESTMENT
                                          INCLUDING MATURITY
                                          DATE, RATE OF
IDENTITY OF ISSUE, BORROWER,              INTEREST, PAR OR                   CURRENT
LESSOR, OR SIMILAR PARTY                  MATURITY VALUE        COST         VALUE
----------------------------------------  --------------------  -----------  ------------

Mutual Funds:
    Vanguard Money Market Prime
        Portfolio Reserves, Inc.              2,561,671 units   $ 2,561,671  $  2,561,671
    Vanguard Index 500 Trust                     34,696 units     2,799,378     3,614,451
    Fidelity Emerging Growth Fund                80,503 units     2,027,909     2,383,541
    Fidelity Balanced Fund                       83,008 units     1,224,646     1,382,429
    Fidelity Contra Fund                         20,023 units       286,106       352,011
    Templeton Foreign Fund                       12,327 units       131,564       124,383
    Vanguard Fixed Income Securities
        Short-Term Corporate Portfolio           29,526 units       318,477       319,475
                                                                -----------  ------------
                                                                  9,349,751    10,737,961

    Participant loans                     Terms from 1 to 5
                                          years with interest
                                          rates ranging from
                                                  9.25% to 10%            -       434,227
                                                                -----------  ------------
                                                                $ 9,349,751  $ 11,172,188
                                                                ===========  ============



The  Delco  Remy  America  Personal  Savings  Plan  for  Hourly  Rate  Employees  in  the  United  States

(Formerly  Delco  Remy  America  Hourly  401(k)  Savings  Plan)

Item  27d  -  Schedule  of  Reportable  Transactions

Year  ended  July  31,  1998

EIN:  35-1909405
Columns  (e)  and  (f)  not  used  as  they  are  not  applicable.  Plan  Number:  002



                                                                                                           (H)
                                                                                                 CURRENT
                                                                                                 VALUE
                                                                  (C)          (D)          (G)  OF ASSET ON             (I)
(A)                                                  (B)  PURCHASE     SELLING      COST         TRANSACTION    NET
IDENTITY OF PARTY INVOLVED         DESCRIPTION OF ASSET   PRICE        PRICE        OF ASSET     DATE           GAIN (LOSS)
---------------------------------  ---------------------  -----------  -----------  -----------  -------------  ------------

Category (iii)
---------------------------------

Vanguard Money Market Prime        Mutual fund
  Portfolio Reserves, Inc.         Purchases              $ 1,156,234  $         -  $ 1,156,234  $   1,156,234  $          -
                                   Sales                            -    1,395,512    1,359,512      1,359,512             -

Vanguard Fixed Income Securities   Mutual fund
  Short-Term Corporate Portfolio   Purchases                  309,403            -      309,403        309,403             -
                                   Sales                            -      249,104      247,849        249,104         1,255

Fidelity Balanced Fund             Mutual fund
                                   Purchases                  662,628            -      662,628        662,628             -
                                   Sales                            -      274,650      242,404        274,650        32,246

Vanguard Index 500 Trust           Mutual fund
                                   Purchases                1,837,334            -    1,837,334      1,837,334             -
                                   Sales                            -      949,293      729,754        949,293       219,539

Fidelity Emerging Growth Fund      Mutual fund
                                   Purchases                1,143,621            -    1,143,621      1,143,621             -
                                   Sales                            -      381,041      350,859        381,041        30,182

E B Money Market Fund              Mutual fund
                                   Purchases                1,343,665            -    1,343,665      1,343,665             -
                                   Sales                            -    1,348,790    1,348,790      1,348,790             -

Category:
(i)    Single  transactions  in  excess  of  5%  of  plan  assets.
(ii)   Series  of  transactions  other  than  securities  transactions.
(iii)  Series  of  securities  transactions.
(iv)   Transactions  with  or  in  conjunction  with a person if any single transaction with that person was in excess of 5%.

Note:  There  were  no  category  (i),  (ii),  or  (iv)  transactions.